

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 44085

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   January 1, 2007   AND ENDING   December 31, 2007
                                       (MM/DD/YY)   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PROCESSED

OFFICIAL USE ONLY

Mirus Securities, Inc.

MAR 0 7 2008

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   **THOMSON FINANCIAL**   FIRM ID. NO.

200 Wheeler Road, 4th Floor (South)
                                       (No. and Street)

Burlington	MA	01803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Hoffer   781-418-5900
                                                                                 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
                              (Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1700	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
  ☒ Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*



SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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OATH OR AFFIRMATION

I, David Hoffer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mirus Securities, Inc. as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

SHERRY L. GOLDBERG
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires July 18, 2008

Notary Public

Signature

Managing Director
Title

This report** contains (check all applicable boxes):

☒	(a)	Facing page.
☒	(b)	Statement of Financial Condition.
☒	(c)	Statement of Income (Loss).
☒	(d)	Statement of Changes in Financial Condition
☒	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒	(g)	Computation of Net Capital
☐	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒	(l)	An Oath or Affirmation.
☐	(m)	A copy of the SIPC Supplemental Report.
☒	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒	(o)	Independent Auditing report on internal accounting controls.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIRUS SECURITIES, INC.

FINANCIAL STATEMENTS

Years Ended December 31, 2007 and 2006


INDEPENDENT AUDITORS' REPORT

To the Board of Directors

MIRUS SECURITIES, INC.

We have audited the statements of financial condition of Mirus Securities, Inc. as of December 31, 2007 and 2006 and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Mirus Securities, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 11, 2008

- 1 -

MIRUS SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2007 and 2006

	2007	2006
ASSETS		
ASSETS:		
Cash and cash equivalents	$ 74,045	$ 35,745
Accounts receivable	9,165	-
TOTAL ASSETS	$ 83,210	$ 35,745
LIABILITIES		
LIABILITIES:		
Accounts payable and accrued expenses	$ 456	$ -
TOTAL LIABILITIES	456	-
STOCKHOLDER'S EQUITY		
STOCKHOLDER'S EQUITY:		
Common stock, no par value, stated value $1.00 per share;		
authorized 20,000 shares, issued and outstanding 100 shares	100	100
Additional paid-in capital	21,146	21,146
Retained earnings	61,508	14,499
TOTAL STOCKHOLDER'S EQUITY	82,754	35,745
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 83,210	$ 35,745

See Notes to Financial Statements

MIRUS SECURITIES, INC.

STATEMENTS OF OPERATIONS

Years Ended December 31, 2007 and 2006

	2007	2006
REVENUES	$ 384,525	$ 10,943
OPERATING EXPENSES:		
Consulting fees	285,000	10,213
Management fees	40,360	193
Regulatory fees	4,820	4,182
Other expenses	6,880	6,926
TOTAL OPERATING EXPENSES	337,060	21,514
INCOME (LOSS) BEFORE INCOME TAXES	47,465	(10,571)
INCOME TAXES	456	456
NET INCOME (LOSS)	$ 47,009	$ (11,027)

See Notes to Financial Statements

MIRUS SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2007 and 2006

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2005	100	$ 100	$ 21,146	$ 25,526	$ 46,772
Net income (loss)			-	(11,027)	(11,027)
Balance, December 31, 2006	100	100	21,146	14,499	35,745
Net income (loss)			-	47,009	47,009
Balance, December 31, 2007	100	$ 100	$ 21,146	$ 61,508	$ 82,754

See Notes to Financial Statements

- 4 -

MIRUS SECURITIES, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2007 and 2006

		2007		2006
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	$	47,009	$	(11,027)
Decrease (increase) in operating assets:				
Receivables		(9,165)		-
Increase (decrease) in operating liabilities:				
Accounts payable and accrued expenses		456		(32,500)
NET INCREASE (DECREASE) IN CASH		38,300		(43,527)
CASH, BEGINNING OF YEAR		35,745		79,272
CASH, END OF YEAR	$	74,045	$	35,745

(1) **Nature of business and significant accounting policies**

Nature of business - Mirus Securities, Inc. (the Company) was incorporated as a Massachusetts business in May 1998. The Company acts as a broker-dealer engaged in the placement of corporate or other securities to institutional or eligible private placement purchasers.

The Company cannot hold customer funds or securities and does not expect significant business activity for or with retail securities customers.

The Company works together with Mirus Capital Advisors, Inc. (Advisors) to provide investment-banking solutions to mid-sized public corporations primarily in the technology and manufacturing industries. The Company derives most of its revenues from commissions earned on a limited number of investment banking transactions closed each year. The Company reimburses Advisors for expenses and services expended on behalf of its clients (see note 2).

The Company has filed with regulatory agencies in order to transact business as a broker-dealer. As a broker-dealer the Company's equity is restricted by the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1).

A summary of the Company's significant accounting policies follows:

Cash and cash equivalents - For purposes of reporting on the statement of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, in cash equivalents.

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Client fees receivable - Client fees receivable include consulting fees and reimbursable expenses. The consulting fees are due in 30 days and any unpaid reimbursable expenses are collected at the time of closing on the related investment banking transaction. Reimbursable expenses on investment banking activities which do not close are due in 30 days.

The carrying amount of client fees receivable is reduced by a valuation allowance that reflects management's best estimate of the fees that will not be collected. Management reviews all receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. At December 31, 2007 and 2006, there were $9,165 and $0 outstanding receivables, respectively.

MIRUS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

(1)   Nature of business and significant accounting policies (Continued)

Revenue recognition - Accomplishment fee income and related expenses for transactions are recognized on the settlement date, which is generally the trade execution date. There would be no material effect on the financial statement if trade execution date instead of settlement date were used.

Consulting fees are billed to customers on a monthly basis and recognized as revenue as the services are performed.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Federal and state income taxes - The Company files its federal tax return on a combined basis with its parent and with the consent of Advisors stockholders, will be taxed under sections of federal and Massachusetts income tax law, which provides that, in lieu of corporation income taxes, the stockholders will separately account for their pro-rata shares of the Company's income, deductions, losses and credits. State minimum fees paid during 2007 and 2006 amounted to $456 and $456, respectively.

Concentration of credit risk - As a broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporate and individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes which may impair the customer's ability to satisfy their obligations to the Company.

(2)   Related party transactions

During 2007 and 2006, the Company paid Advisors $285,000 and $10,000, respectively, for investment banking, consulting, and administrative services. Amounts to be paid to Advisors for its service in investment banking are only payable on successful completion of and payment for services. At December 31, 2007, there were no monies due to Advisors.

(3)   Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. At December 31, 2007, the Company had net capital and net capital requirements of $73,589 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0 to 1.

(4)   <u>**Customer transactions**</u>

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(i) of that rule.

ADDITIONAL INFORMATION



Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors

MIRUS SECURITIES, INC.

We have audited the financial statements of Mirus Securities, Inc. as of December 31, 2007. Our audit was made for the purpose of forming an opinion on the basic financial statements.

The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 11, 2008

MIRUS SECURITIES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2007

Total stockholder's equity from the statement of financial condition	$ 82,754
Deductions:	
Non-allowable assets	(9,165)
Net capital before haircuts on securities positions	73,589
Haircuts on securities:	
Trading and investment securities	-
Net capital	**$ 73,589**
Aggregate indebtedness:	
Included in statement of financial condition:	
Accounts payable and accrued expenses	$ 456
Computation of basic net capital requirement:	
Minimum net capital required (the greater of	
$5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
Capital in excess of minimum requirement	$ 68,589
Ratio, aggregate indebtedness to net capital	0.01

MIRUS SECURITIES, INC.

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS

AND NET CAPITAL WITH THAT OF THE REGISTRANT

AS FILED IN PART IIA OF FORM X-17A-5

December 31, 2007

AGGREGATE INDEBTEDNESS

There were no material adjustments to the aggregate indebtedness calculation.

NET CAPITAL

There were no material adjustments to the net capital calculation.

MIRUS SECURITIES, INC.
STATEMENT PURSUANT TO RULE 15c3-3 OF THE
SECURITIES EXCHANGE ACT OF 1934
December 31, 2007

As described in Note 4 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(i) of the rule.



Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

MIRUS SECURITIES, INC.

In planning and performing our audit of the financial statements of Mirus Securities, Inc. for the year ended December 31, 2007, we considered the Company's internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Mirus Securities, Inc. that we considered relevant to the objective stated in Rule 17a-5(g)(1) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(11) and (2) procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures on the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Mirus Securities, Inc. taken as a whole. However, as discussed below, we identified certain deficiencies in internal control over financial reporting that we consider to be significant deficiencies.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects Mirus Securities, Inc.'s ability to initiate, authorize, record, process, or report financial data reliably, in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

Our study and evaluation disclosed no facts that came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Minneapolis, Minnesota
February 11, 2008

END